SIGMABROADBAND CO.

2690 Cobb Parkway, Suite A5

Atlanta, Georgia 33080

November 19, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-8561

Re:      SigmaBroadband Co.

Amendment No. 2 to Registration Statement on Form S-1

Filed: November 19, 2013

File No.: 333-191426

Dear Mr. Spirgel:

We are in receipt of your correspondence dated November 4, 2013 with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

  Disclosure on page 15 has been revised to comport with the restrictions on transferability under Rule 144(i) based on our shell company status.

  Disclosure set forth in our prior response to comment 3 has been provided in the prospectus.

Consent filed as Exhibit 23.1

  An auditor’s consent to use their audit report dated August 18, 2013 has been filed as requested.

Age of Financial Statements

  Updated financial statements have been included in Amendment No. 2 as required by Rule 8-08 of Regulation S-X.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Jefferey Brown___

Its: President